                                  DECHERT LLP
                                1775 I STREET, NW
                              WASHINGTON, DC 20006


VIA EDGAR CORRESPONDENCE

January 21, 2005


Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


         Re: Munder Series Trust, on behalf of the Munder Small Company Growth Fund, Proxy Statement/Prospectus on Form N-14
                   SEC File No. 333-102943

Dear Mr. Sandoe:

         We are writing on behalf of the Munder Series Trust ("Registrant") in response to additional comments you provided telephonically to Erin Wagner of this office on Wednesday, January 19, 2004, with respect to a proxy statement/prospectus filed on Form N-14 for the Registrant ("Proxy Statement"). The Proxy Statement relates to the proposed reorganization of the Munder Small Company Growth Fund ("Small Company Fund") with and into the Munder Micro-Cap Equity Fund ("Micro-Cap Fund"), each a series of the Registrant.

         Your comments related to the proposed disclosure concerning the Munder Funds' policies and procedures concerning frequent purchases and redemptions of Fund shares. More specifically, you requested that we (1) provide a statement concerning the risks of frequent purchases and redemptions of Fund shares specific to the Micro-Cap Fund, (2) state to what extent any of the proposed measures that the Funds may apply in response to any excessive short-term trading are discretionary or subjective on the part of the Funds, and (3) state whether the Funds' policies and procedures are applied uniformly, especially with respect to trading in Fund shares through financial intermediaries and omnibus accounts.

Below is revised disclosure to replace in its entirety the disclosure under the heading in the N-14, "Frequent Purchases and Redemptions of Fund Shares," as marked to show changes that have been made to incorporate each of your comments.

         The Munder Funds are not intended to serve as vehicles for short-term trading. By realizing profits through short-term trading, investors that engage in rapid purchases and sales or exchanges of a Fund's shares may dilute the value of shares held by long-term investors. Volatility resulting from excessive purchases and sales or exchanges of a Fund's shares, especially involving large dollar amounts, may disrupt efficient portfolio management. In particular, a Fund may have difficulty implementing its long-term investment strategies if it is forced to maintain a higher level of its assets in cash to accommodate significant short-term trading activity resulting from market timing. Excessive purchases and sales or exchanges of a Fund's shares may force the Fund to sell portfolio securities at inopportune times to raise cash to accommodate short-term trading activity, which could cause the Fund to incur increased brokerage costs and to realize taxable capital gains without attaining any investment advantage. Similarly, the Fund may bear increased administrative costs due to asset level volatility and investment volatility that is associated with patterns of excessive short-term trading activity. Any increased costs are borne by all Fund shareholders, including long-term investors who do not cause such costs to be incurred. All of these factors may adversely affect Fund performance. Given the Micro-Cap Fund's investments in smaller capitalization, less liquid securities, the Fund may be more susceptible to market timing, and the risks associated with such activity, than funds investing in larger capitalization companies.

         The Board of Trustees of the Munder Funds has adopted policies and procedures to monitor for, and to discourage and take reasonable steps to prevent or minimize, investors from engaging in frequent purchases and redemptions of shares of the Munder Funds, to the extent deemed reasonable and practicable. The Funds' policies and procedures for identifying excessive short-term trading and market timing activities take into account a number of factors, including but not limited to, the dollar amount and frequency of Fund trades. Pursuant to these policies and procedures, each Fund reserves the right to refuse any purchase or exchange request that they believe could adversely affect the Fund or its operations, including purchase or exchange requests from any individual, group or account who, in the Fund's view, is likely to engage in excessive trading, or any order that may be viewed as market-timing activity. If a Fund refuses a purchase or exchange request from a shareholder and that shareholder deems it necessary to redeem his or her account in the Fund, any CDSC that is applicable to such redemption transaction, as described in the Fund's prospectus, will be assessed against those redemption proceeds.

         The Funds will suspend or terminate any or all exchange privileges or terminate or suspend telephone and/or internet redemption privileges on accounts identified as engaging in excessive short-term trading or market timing activity in order to limit these types of trading practices. In addition, if you exchange or redeem shares of certain Funds within a 60 day period, you will be subject to a short-term redemption fee. Limited exceptions apply. Please see the section "POLICIES FOR REDEEMING SHARES ---- Short-Term Trading Fee" for more information regarding this fee. The Funds (other than a money market fund) also reserve the right in the future to limit the number of "round trip" exchanges an investor may make into and out of any Fund in order to discourage excessive short-term trading activities.

         Although the Funds use a variety of methods to detect and deter excessive trading or market timing, the Funds cannot always know or reasonably detect such trading, particularly if it is facilitated by authorized financial intermediaries or done through omnibus account arrangements. The Funds' ability to monitor and discourage market timing and excessive trading generally requires the cooperation of financial intermediaries, to effectively implement policies and procedures with respect to accounts for which the Funds do not have sufficient identifying information. This cooperation cannot necessarily be assured. To the extent the Funds are able to identify market timing or excessive trading in these accounts, the Funds will use their reasonable and best efforts to uniformly apply their policies and procedures. (However, there is no guarantee that this goal will be achieved.) Finally, it is important to recognize that "market timing" and "excessive trading" are not clearly defined terms under applicable law. Consequently, trading activities that may not be considered by the management of the Munder Funds to be excessive or market timing could be interpreted differently by others and vice versa.

                                    * * * * *

     You requested that the Registrant make certain representations concerning the Proxy Statement and the response being made to the comments received. These representations are included as an exhibit to this letter.


We hope that the foregoing is responsive to the matters discussed with Erin Wagner on January 19, 2005. Please do not hesitate to contact the undersigned at
(202) 261-3302 or Erin Wagner at (202) 261-3317 if you have any questions concerning the foregoing.

                                            Sincerely,

                                            /s/ Jane A. Kanter

                                            Jane A. Kanter


cc:      Stephen J. Shenkenberg, Esq.

         Thomas Lemke, Esq.

                            [MUNDER FUNDS LETTERHEAD]


VIA EDGAR CORRESPONDENCE

January 21, 2005


Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Munder Series Trust, on behalf of the Munder Small Company Growth Fund, Proxy Statement/Prospectus on Form N-14 SEC File No. 333-102943


Dear Mr. Sandoe:

In connection with a response being made on behalf of the Munder Series Trust ("Registrant") to comments you provided with respect to a proxy statement/prospectus filed on Form N-14 for the Registrant on December 12, 2004 ("Proxy Statement"), the Registrant hereby acknowledges that:

     o the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Proxy Statement;

     o comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in Proxy Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and

     o the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on January 19, 2005. Please do not hesitate to contact the undersigned at (248) 647-9201 if you have any questions concerning the foregoing.


                                            Sincerely,

                                            /s/ Stephen J. Shenkenberg

                                            Stephen J. Shenkenberg


cc:      Jane A. Kanter, Esq.

         Thomas Lemke, Esq.